Filed pursuant to Rule 424(b)(3)
Registration No. 333-187466

PROSPECTUS SUPPLEMENT NO. 10
(to Prospectus dated July 21, 2013)

5,369 Shares of Series C 8% Convertible Preferred Stock

(and 2,753,348 Shares of Common Stock Underlying the Series C 8% Convertible Preferred Stock)

Warrants to Purchase up to 2,753,348 Shares of Common Stock

(and 2,753,348 Shares of Common Stock Issuable From Time to Time Upon Exercise of Warrants)

This prospectus supplement modifies and supplements the prospectus of Oxygen Biotherapeutics, Inc. (the “Company”) dated July 21, 2013 (as supplemented on July 25, 2013, July 31, 2013, August 13, 2013, August 23, 2013, August 26, 2013, September 17, 2013, October 25, 2013 and November 8, 2013) relating to 5,369 shares of Series C 8% Convertible Preferred Stock (and 2,753,348 shares of common stock issuable upon conversion of the Series C 8% Convertible Preferred Stock) and warrants exercisable for 2,753,348 shares of common stock at an exercise price of $2.60 per share (and 2,753,348 shares of common stock issuable upon exercise of the warrants).

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus. This prospectus supplement is qualified in its entirety by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement includes the attached Current Report on Form 8-K, as filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2013.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is November 19, 2013.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 13, 2013

Oxygen Biotherapeutics, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-34600	26-2593535
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

ONE Copley Parkway, Suite 490
Morrisville, NC 27560
(Address of principal executive offices) (Zip Code)

919-855-2100
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01	Completion of Acquisition or Disposition of Assets.

On November 13, 2013, Oxygen Biotherapeutics, Inc. (the “Company”), through its wholly owned subsidiary, Life Newco, Inc., a Delaware corporation (“Life Newco”), consummated its previously announced acquisition of certain assets of Phyxius Pharma, Inc., a Delaware corporation (“Phyxius”) pursuant to an Asset Purchase Agreement, dated October 21, 2013 (the “Purchase Agreement”), by and among the Company, Life Newco, Phyxius and the stockholders of Phyxius (the “Phyxius Stockholders”).

Under the terms and subject to the conditions of the Purchase Agreement, Life Newco acquired (the “Acquisition”) certain assets (the “Purchased Assets”), including that certain License Agreement (the “License”), dated September 20, 2013 by and between Phyxius and Orion Corporation, a global healthcare company incorporated under the laws of Finland (“Orion”), and that certain Side Letter (the “Side Letter”), dated October 15, 2013 by and between Phyxius and Orion.  The License grants Life Newco an exclusive, sublicenseable right to develop and commercialize pharmaceutical products containing Levosimedan, 2.5 mg/ml concentrate for solution for infusion / 5ml vial (the “Product”) in the United States and Canada (the “Territory”).  Pursuant to the License, Life Newco must use Orion’s “Simdax®” trademark to commercialize the Product.  The License also grants to Life Newco a right of first refusal to commercialize new developments of the Product, including developments as to the formulation, presentation, means of delivery, route of administration, dosage or indication.  Orion’s ongoing role under the License includes sublicense approval, serving as the sole source of manufacture, holding a first right to enforce intellectual property rights in the Territory, and certain regulatory participation rights.  Additionally, Life Newco must grant back to Orion a broad non-exclusive license to any patents or clinical trial data related to the Product developed by Life Newco under the License.  The License has a ten (10) year term, provided, however, that the License will continue after the end of the ten year term in each country in the Territory until the expiration of Orion’s patent rights in the Product in such country (the “Term”).  Orion may terminate the License if the human clinical trial using the Product and studying reduction in morbidity and mortality of cardiac surgery patients at risk of low cardiac output syndrome (LCOS) as described in the US Food and Drug Administration (the “FDA”) agreed upon clinical study protocol (the “Study”) is not started by July 31, 2014.

Pursuant to the terms of the License, Life Newco must pay to Orion a non-refundable up-front payment in the amount of $1 million within thirty (30) days of Life Newco receiving funding for the Study, but in no event later than April 1, 2014.  The License also includes the following development milestones for which Life Newco shall make non-refundable payments to Orion no later than twenty-eight (28) days after the occurrence of the applicable milestone event: (i) $2.0 million upon the grant of FDA approval, including all registrations, licenses, authorizations and necessary approvals, to develop and/or commercialize the Product in the United States; and (ii) $1.0 million upon the grant of regulatory approval for the Product in Canada. Once commercialized, Life Newco is obligated to make certain non-refundable commercialization milestone payments to Orion, aggregating up to $13.0 million, contingent upon achievement of certain cumulative net sales amounts in the Territory.  Life Newco must also pay Orion tiered royalties based on net sales of the Product in the Territory made by Life Newco and its sublicensees. After the end of the Term, Life Newco must pay Orion a royalty based on net sales of the Product in the Territory for as long as Life Newco sells the Product in the Territory.

Pursuant to the Purchase Agreement, the Company issued 1,366,844 shares of its common stock (“Common Stock”) and 32,992 shares of its Series E convertible preferred stock, which are convertible into an aggregate of 3,299,200 shares of Common Stock (“Preferred Stock” and, together with the Common Stock, the “Consideration”) to the Phyxius Stockholders; however, 6,996 shares of the Preferred Stock, representing approximately 15% of the Consideration, are being held in escrow as security for post-closing indemnification obligations of Phyxius and the Phyxius Stockholders.

The rights, preferences and privileges of the Preferred Stock are set forth in the Certificate of Designation of Series E Convertible Preferred Stock (the “Certificate of Designation”) that the Company filed with the Secretary of State of the State of Delaware on November 13, 2013.  Each share of Preferred Stock will automatically convert into 100 shares of Common Stock following receipt of stockholder approval for the transaction.  Approximately 11% of the shares of converted Common Stock will vest immediately upon receipt of stockholder approval for the transaction, while the remainder will vest upon achievement of certain performance milestones related to the development and commercialization of the levosimendan product in North America.   In addition, all unvested converted Common Stock will vest if certain change of control transactions or significant equity financings occur within 24 months of the closing of the Acquisition.  The number of shares of Common Stock into which the Preferred Stock converts is subject to adjustment in the case of stock splits, stock dividends, combinations of shares and similar recapitalization transactions.  The Preferred Stock does not carry dividends or a liquidation preference.  The Preferred Stock carries voting rights aggregating 4.99% of the Company’s Common Stock voting power immediately prior to the closing of the Acquisition.

In connection with the closing of the Acquisition, Phyxius’ co-founder, Chief Executive Officer and stockholder, John Kelley, became the Company’s Chief Executive Officer and two other Phyxius employees and stockholders, Doug Randall and Douglas Hay, PhD became employees of the Company as Vice President, Business and Commercial Operations and Vice President, Regulatory Affairs, respectively.  Michael Jebsen, the Company’s prior Interim Chief Executive Officer and current Chief Financial Officer, will continue serving as the Company’s Chief Financial Officer.  In addition, Mr. Kelley will be appointed to the Company’s Board of Directors at the next regularly scheduled meeting of the Board of Directors of the Company, while another designee will be appointed to the Board of Directors following receipt of stockholder approval for the transaction.  Pursuant to the Purchase Agreement, the Company has agreed to propose that its stockholders approve an amendment to the Company’s 1999 Stock Plan to increase the amount of stock options authorized for issuance under the 1999 Stock Plan to not less than 4,000,000 shares of Common Stock (the “Proposed Plan Amendment”).

The Common Stock and Preferred Stock issued as the Consideration were issued and sold without registration under the Securities Act of 1933 (the “Securities Act”) in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder and in reliance on similar exemptions under applicable state laws.  Accordingly, the Phyxius Stockholders may sell the shares of Common Stock and Preferred Stock only pursuant to an effective registration statement under the Securities Act covering the resale of those securities, an exemption under Rule 144 under the Securities Act or another applicable exemption under the Securities Act.

On November 13, 2013, the Company issued a press release (the “Press Release”) regarding the consummation of the Acquisition described above.

The Purchase Agreement was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 25, 2013.  The Certificate of Designation and Press Release are filed as Exhibits 4.1 and 99.1, respectively, to this Current Report on Form 8-K.  The foregoing summaries of the terms of these documents are subject to, and qualified in their entirety by, such documents, which are incorporated herein by reference.

Item 3.02	Unregistered Sales of Equity Securities.

The applicable information set forth in Item 2.01 of this Current Report on Form 8-K is incorporated by reference in this Item 3.02.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Employment Agreements

On November 13, 2013, the Board of Directors (the “Board”) of the Company appointed John Kelley as the Company’s Chief Executive Officer.  Michael Jebsen, the Company’s prior Interim Chief Executive Officer, will continue serving as the Company’s Chief Financial Officer.

Mr. Kelley, age 60, joined the Company from Phyxius, where he was a co-founder and held the positions of Chief Executive Officer and Director from January 2010 until November 2013.  Prior to Phyxius, Mr. Kelley served as President and Chief Operating Officer of The Medicines Company, a provider of medical solutions to hospitals, from December 2004 to December 2009 and as a director from February 2005 to December 2009.  Prior to The Medicines Company, Mr. Kelley held a series of positions at Aventis Pharmaceuticals, Inc. (“Aventis”), an international pharmaceutical company.  From September 2003 until September 2004, Mr. Kelley served as Senior Vice President, Global Marketing and Medical at Aventis, where he was accountable for worldwide brand management of Aventis’ core strategic brands and managed strategic alliances with partner companies.  From September 2002 to September 2003, he served as Senior Vice President, Strategic Risk Officer for Aventis, advising the Management Board and Chief Executive Officer.  From January 2000 to September 2002, Mr. Kelley served as Vice President, Head of Strategic Development of Aventis where he was responsible for leading the strategic planning process of the pharmaceutical division of Aventis as well as merger and acquisition activity. Prior to the formation of Aventis, he served as a Vice President, Commercial Director, U.S. at Hoechst Marion Roussel, Inc., a life sciences firm focused on pharmaceuticals and agriculture, from March 1998 through December 1999 and Mr. Kelley served as Vice President of Marketing of Hoechst Marion Roussel from 1995 to 1998.  Mr. Kelley currently serves on the Board of Directors of Acorda Therapeutics.  Mr. Kelley received a B.S. in biology from Wilkes University and an M.B.A. from Rockhurst University.

Effective November 13, 2013, the Company entered into an employment agreement with Mr. Kelley and a new amended and restated employment agreement with Mr. Jebsen (the “Employment Agreements”).  Under the Employment Agreements, Mr. Kelley and Mr. Jebsen will receive annual base salaries of $330,000 and $285,000, respectively.  Each of Mr. Kelley and Mr. Jebsen will also receive participation in medical insurance, dental insurance, and other benefit plans on the same basis as the Company’s other officers. Under the Employment Agreements, Mr. Kelley and Mr. Jebsen will also receive annual cash bonuses consisting of 50% of their base salaries, based on 100% achievement of annual goals (with no cap on the bonus for greater than 100% achievement of goals).  The Employment Agreements also provide for the Contingent Option Awards described below.  In addition to the foregoing, Mr. Jebsen will also receive a fixed monthly automobile allowance of $800 and annual grants totaling 430 shares of restricted common stock of the Company, vesting over a 12-month period, of which 180 shares will only vest so long as he continues serving as the Company’s Treasurer.

The Employment Agreements are effective for a one-year term, and automatically renew for additional one-year terms, unless the Employment Agreements are terminated in advance of renewal or either party gives notice at least 90 days prior to the end of the then current term of an intention not to renew.   If Mr. Kelley or Mr. Jebsen is terminated without cause, if he terminates his employment for good reason, or if the Company elects not to renew the Employment Agreement, the executive officer would be entitled to receive (i) one-year of base salary, (ii) a pro-rated amount of the annual bonus that he would have received had 100% of goals been achieved, and (iii) one-year of COBRA reimbursements or benefits payments, as applicable.  Mr. Kelley’s and Mr. Jebsen’s entitlement to these payments is conditioned upon execution of a release of claims.

For purposes of the Employment Agreements: (i) “cause” includes (a) a willful material breach of the Agreement by the executive, (b) material misappropriation of Company property, (c) material failure to comply with Company policies, (d) abuse of illegal drugs or abuse of alcohol in a manner that interferes with the performance of the officer’s duties, (e) dishonest or illegal action that is materially detrimental to the Company, and (f) failure to disclose material conflicts of interest, and (ii) “good reason” includes (a) a material reduction in base salary, (b) a material reduction of the officer’s authority, duties or responsibility, (c) certain changes in geographic location of the officer’s employment, or (d) a material breach of the Employment Agreement by the Company.

The Employment Agreements with Mr. Kelley and Mr. Jebsen are filed as Exhibits 10.1 and 10.2, respectively, to this Current Report on Form 8-K.  The foregoing summary of the terms of the Employment Agreements are subject to, and qualified in their entirety by, such documents, which are incorporated herein by reference.

Other Awards

Pursuant to Employment Agreements or offer letters, as applicable, dated November 13, 2013, each of Mr. Kelley, Mr. Jebsen, Mr. Randall and Mr. Hay, will receive a one-time non-statutory stock option grant of 893,220 shares of Common Stock following stockholder approval of the Proposed Plan Amendment (the “Contingent Option Awards”).

On November 13, 2013, the Board also awarded Mr. Jebsen a discretionary bonus consisting of $225,000 in cash and 32,143 shares of restricted Common Stock, one half of which vests immediately and one-half which vests in six months, in recognition of his service as interim Chief Executive Officer of the Company from August 2011 through November 2013.

Item 9.01	Financial Statements and Exhibits.

(a) Financial statements of business acquired

The financial statements required to be filed as part of this Current Report will be filed by amendment to this Current Report as soon as practicable but not later than January 29, 2014.

(b) Pro forma financial information

The historical pro forma financial information required to be filed as part of this Current Report will be filed by amendment to this Current Report as soon as practicable but not later than January 29, 2014.

(d) Exhibits

Exhibit No.	Description
Exhibit 4.1	Certificate of Designation of Series E Convertible Preferred Stock.
Exhibit 10.1	Employment Agreement with John Kelley dated November 13, 2013.
Exhibit 10.2	Second Amended and Restated Employment Agreement with Michael Jebsen dated November 13, 2013.
Exhibit 99.1	Press Release dated November 14, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Oxygen Biotherapeutics, Inc.

Date: November 19, 2013	By:	/s/ Michael B. Jebsen
Michael B. Jebsen
Chief Financial Officer

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
Exhibit 4.1	Certificate of Designation of Series E Convertible Preferred Stock.
Exhibit 10.1	Employment Agreement with John Kelley dated November 13, 2013.
Exhibit 10.2	Second Amended and Restated Employment Agreement with Michael Jebsen dated November 13, 2013.
Exhibit 99.1	Press Release dated November 14, 2013.